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MAR 01 2019
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	TX	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha Leiper (210) 498-6793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Martha Leiper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF TEXAS
ROSE MARY MALDONADO
Notary ID #2505694
My Commission Expires
June 13, 2022

Signature

SVP, Corporate Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Building a better
working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
USAA Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Building a better
working world

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2004
February 27, 2019

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2018

(Dollars in thousands, except share amounts)

Assets		
Cash	$	8,327
Receivable from affiliate		473
Prepaid expenses		4,466
Total assets	$	13,266
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliate	$	4,265
Total liabilities		4,265
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		9,000
Total stockholder's equity		9,001
Total liabilities and stockholder's equity	$	13,266

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2018
(Dollars in thousands)

Revenues	
Administrative servicing fees	$ 5,944
Total revenues	5,944
Expenses	
Licenses	5,785
Other expenses	159
Total expenses	5,944
Income before income taxes	—
Income tax expense	—
Net income	$ —

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Total Stockholder's Equity
Balance at January 1, 2018	$ 1	$ 9,000	$ 9,001
Balance at December 31, 2018	$ 1	$ 9,000	$ 9,001

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2018

(Dollars in thousands)

Cash flows from operating activities		
Net income	$	—
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net change in:		
Receivables from affiliate		5,986
Prepaid expenses		117
Payables to affiliate		(8,898)
Net cash provided by (used in) operating activities		(2,795)
Cash at beginning of year		11,122
Cash at end of year	$	8,327

See accompanying notes to financial statements.

(Dollars in thousands)

(1) Nature of operations and basis of presentation

USAA Financial Advisors, Inc. (FAI), (also referred to as we, us, or our, unless otherwise denoted) is a wholly-owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly-owned subsidiary of United Services Automobile Association (USAA).

FAI is registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (Exchange Act), as amended, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers can receive integrated financial advice followed by a discussion of certain USAA products and services that may be suitable for their financial needs.

Pursuant to a Secondary Clearing Agreement (SCA) among FAI, our broker-dealer affiliate USAA Investment Management Company (IMCO), and Fidelity Clearing & Custody Solutions® who provides clearing custody and other brokerage services to IMCO through National Financial Services LLC (NFS), Members New York Stock Exchange, Securities Investor Protection Corporation, FAI introduces brokerage customer accounts to IMCO, and IMCO, in turn introduces the accounts to NFS. IMCO is a registered broker-dealer and investment adviser with the SEC under the Exchange Act, as amended, and the Investment Advisers Act of 1940, as amended, respectively. Pursuant to a Fully Disclosed Clearing Agreement (FDCA) between NFS and IMCO, IMCO operates as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with NFS, a clearing broker-dealer. On behalf of IMCO, NFS provides custody, trade execution, clearing, and other brokerage-related services for IMCO brokerage accounts.

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

A. Cash

Cash consists of funds on deposit with a single Federal Deposit Insurance Corporation insured United States based financial institution. Amounts on deposit may exceed federally insured levels. We do not believe there is any significant risk related to the balance.

B. New accounting pronouncements issued and adopted

During 2018, we have adopted the following Accounting Standards Updates (ASUs) to the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC or Codification):

- ASU 2014-09, *Revenue from Contracts with Customers;* ASU 2015-14, *Revenue from Contracts with Customers Deferral of the Effective Date*; ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*; ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*; ASU 2016-11, *Revenue Recognition and Derivatives and Hedging: Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting*; ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*: ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers;*

(Dollars in thousands)

- ASU 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments.*

Information about these accounting updates are described in more detail below.

ASU 2014-09 (with effective date updated by ASU 2015-14 and guidance clarified in subsequent ASUs) Revenue from Contracts with Customers (Topic 606); replaces revenue recognition requirements in Topic 605, *Revenue Recognition*, including an assortment of transaction-specific and industry-specific rules. The ASU establishes a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The guidance also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The ASU does not apply to rights or obligations associated with financial instruments (for example, interest income from loans or investments, or interest expense on debt). It also does not apply to insurance or lease contracts. The ASU allows for two adoption methods: either, (1) a company will apply the rules to all contracts existing in all reporting periods presented, subject to certain allowable exceptions; or, (2) the modified retrospective method where a company will apply the rules to all contracts existing as of January 1, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules. We adopted the new standard effective January 1, 2018, using modified retrospective approach. Our adoption of the new standard did not impact the amount or timing of our revenue recognition; however, we have expanded our quantitative and qualitative disclosures for revenues. See Note 3, Revenue, for additional information.

ASU 2016-15 provides cash flow statement classification guidance in various areas including distributions received from equity method investees and beneficial interests in securitization transactions. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We adopted this ASU effective January 1, 2018 and there was no impact resulting from the adoption.

C. New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments*; ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments - Credit Losses.*

Information about these accounting updates is described in more detail below:

ASU 2016-13 (ASU 2018-19 provides codification improvements to Topic 326 and changes the implementation of the credit losses standard.) It requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods. The financial impact of adopting the ASU is yet to be determined. Planning and initial implementation efforts for the ASU are on target for adoption at the effective date above.

(3) Revenue

Revenue and associated costs are recognized when obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of services. Our contracts do not contain significant financing components and we have elected to exclude all taxes from the measurement of the transaction price. In determining whether we are principal or agent in a contract, we evaluate whether we have control of the specified

(Dollars in thousands)

service prior to its transfer to the customer. We are a principal when we maintain control prior to transfer of the service. See Note 4, Transactions with affiliates, for additional information.

Administrative servicing fees represent fees earned for acquisition and servicing activities performed in relation to USAA Brokerage accounts and USAA Mutual Funds. We fulfill our performance obligation on a continuous basis and recognize revenues and associated costs over time as services are rendered. Since administrative servicing fees are contingent on incurred costs, they are considered variable fees. We serve as a principal for our administrative servicing fee contracts; thus, associated revenue is presented gross on our financial statements.

Origination and servicing fees represent primarily broker-dealer services provided to IMCO, an affiliate broker-dealer, USAA Asset Management Company (AMCO), an affiliate and a registered investment adviser, and USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), our affiliated mutual fund transfer agent, for servicing of the mutual fund accounts and products. Origination and Servicing fees also include USAA Managed Portfolios - UMP® fees for referring potential advisory clients to IMCO to enable those potential clients to participate in the UMP® Program, and to perform certain client and administrative services. We fulfill our performance obligation on a continuous basis, and recognize revenue and associated cost over time as services are rendered. Since origination and servicing fees are contingent on incurred costs, they are considered variable. Our obligation is to arrange for services to be provided by FPS, as such, we serve as an agent and present revenue net of associated cost. Since our revenue is limited to the incurred cost, both revenue from origination servicing and associated costs do not appear on our Statement of Operations.

Our revenue from contracts with customers is completely derived from USAA affiliates. We provide various services under contracts entered into at terms that we believe are usual and customary relative to transactions that can be negotiated between unrelated parties. Refer to Note 4, Transactions with affiliates, for further details. Contract receivables from affiliates are recorded as earned and are typically settled within 30 days of billing and amounted to $6,459 at January 1, 2018 and $473 at December 31, 2018. Based on historical collections, allowance for doubtful accounts was not deemed necessary at December 31, 2018. Receivables from contracts with customers do not contain expressed or implied warranties, and our customers do not have refund privileges. The structure of our revenue agreements did not result in the recognition of contract assets or liabilities as of December 31, 2018.

The following table disaggregates our revenue by major source:

Customer contracts	
Administrative servicing fees	$ 5,944
Timing of service delivery	
Over time	$ 5,944
Transaction pricing	
Variable	$ 5,944

(4) Transactions with affiliates

A. Affiliate agreements

Effective January 1, 2018, we entered into a new Referral Services, Expense Allocation, and Cost-Sharing Agreement with IMCO and FPS. The agreement replaces and simplifies several agreements between us and various USAA affiliates. The referral portion of this agreement covers services rendered on behalf of IMCO's UMP® program. The costs of referral services incurred by FPS on our behalf and fully reimbursed by IMCO were $55,152 for 2018. Additionally, the agreement provides for the allocation of costs related to services rendered by FPS on behalf of FAI regarding our operation as a broker-dealer and the servicing of

(Dollars in thousands)

the mutual fund accounts and products. These costs incurred by FPS on our behalf and fully reimbursed by IMCO amounted to $89,071 for 2018. In both of these capacities, we are the agent; therefore, amounts are presented net of associated costs.

Our activities under the agreement provide for our registered representatives to perform account opening and servicing with respect to the USAA brokerage and mutual fund accounts. These costs are allocated to us by FPS monthly, and are reflected in the Statement of Operations in the appropriate expense accounts. Amounts owed to FPS for these services are included in *Payable to affiliates* and are settled monthly. The balances are owed to us from IMCO and are included in *Receivable from affiliates* and are settled monthly as well. During 2018, we earned fees of $5,944 from IMCO and we incurred expenses of $5,944 related to these activities which are included in *Administrative servicing fees* and various expense categories in the Statement of Operations, respectively. See Note 3, Revenue, for additional information.

B. Clearing and reimbursement agreement

Our activities under the SCA among us, IMCO and NFS include performing account opening and administration and taking customer securities orders for clearance and settlement. We billed IMCO for these activities under the provisions of the Referral Services, Expense Allocation, and Cost-Sharing Agreement detailed above.

C. Funding agreement

Under the terms of an affiliate funding agreement, we have the ability to borrow up to $20,000 from USAA Capital Corporation (CapCo). There were no borrowings during 2018. There are no commitment fees associated with this affiliate funding agreement.

(5) Income taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. For the year ended December 31, 2017, separate company current tax expense was the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries. For the year ended December 31, 2018, separate company current taxes are computed at a 21% rate on regular taxable income adjusted for any consolidated benefits allocated to the companies.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Legislation) was enacted. Among many changes resulting from Tax Legislation, the new law (i) reduces the corporate tax rate to 21% effective January 1, 2018, (ii) eliminates the corporate alternative minimum tax for tax years beginning after December 31, 2017, and (iii) modifies the recognition of income rules by requiring the recognition of income for certain items no later than the tax year in which an item is taken into account as income on an applicable financial statement.

FAI did not have any deferred income tax assets or liabilities as of the enactment date of the Tax Legislation; therefore no revaluation was necessary in 2017. During the year ended December 31, 2018, we have completed our accounting for the tax effect of the Tax Legislation to the extent guidance has been issued.

Tax Legislation has not materially impacted FAI's 2018 adjusted effective tax rate.

(Dollars in thousands)

No aggregate cash was received by FAI for income tax refunds during the year 2018. No aggregate cash was paid by FAI for Texas Margin Tax during the year 2018.

FAI does not have any uncertain tax positions for the year 2018.

The 2013, 2014, 2017, and 2018 tax years remain subject to federal examination and the 2012 through 2018 tax years remain subject to state examination.

(6) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2018, our net capital was $4,535, which was $4,285 in excess of our minimum net capital requirement of $250.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2018.

(7) Commitments and contingencies

FAI is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

(8) Subsequent events

Events occurring after December 31, 2018, have been evaluated for possible adjustment to the financial statements or disclosure.

Supplementary Information

USAA FINANCIAL ADVISORS, INC.

Per Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission

As of December 31, 2018

(Dollars in thousands)

Net capital:		
Total stockholder's equity qualified for net capital	$	9,001
Deductions/charges:		
Nonallowable assets:		
Prepaid expenses		4,466
Receivable from affiliates (excludes a receivable from a registered broker-dealer affiliate of $473)		—
Total deductions/charges		4,466
Net capital	$	4,535
Computation of alternative net capital requirement:		
Minimum net capital is calculated as the greater of $250 or 2 percent of aggregate debit items. As the Company claims an exemption to 15c3-3 under paragraph k(2)(ii), we have no aggregate debit items, thus the minimum net capital required is $250.		250
Excess net capital	$	4,285
Net capital in excess of:		
120% of minimum net capital requirement	$	4,235

There are no material differences between the preceding computation and our corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2018 filed on January 24, 2019.

USAA FINANCIAL ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

We are exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (Exchange Act) pursuant to paragraph (k)(2)(ii). FAI is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with our clearing broker-dealer, NFS, as described in the footnotes above. We do not carry customer accounts or otherwise hold funds or securities of customers. FAI, through IMCO, promptly transmits all customer funds and securities to NFS, which carries the accounts of such customers. Per the FDCA between IMCO and NFS, NFS maintains and preserves books and records as are customarily made and kept by a clearing broker-dealer pertaining to customer accounts pursuant to the requirements of Rules 17a-3 and 17a-4 under the Exchange Act. Under the exemption set out in paragraph (k)(2)(ii) of the Exchange Act, FAI is not required to make the Computation for Determination of Reserve Requirements or provide Information Relating to Possession or Control Requirements.

Exemption Report of USAA Financial Advisors, Inc. and Report of Independent Registered Public Accounting Firm



Building a better
working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Management of USAA Financial Advisors, Inc.

We have reviewed management's statements, included in the accompanying USAA Financial Advisors, Inc.'s Exemption Report, in which (1) USAA Financial Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2019

9800 Fredericksburg Road
San Antonio, Texas 78288


USAA®

USAA Financial Advisors, Inc. Exemption Report

February 27, 2019

USAA Financial Advisors, Inc. (FAI) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, FAI states the following:

1. FAI claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. FAI met the exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Martha Leiper
USAA Financial Advisors, Inc.
Martha Leiper
SVP, Corporate Controller

9800 Fredericksburg Road
San Antonio, Texas 78288



Sent Via Federal Express

February 28, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: USAA Financial Advisors, Inc.
File No. 8-66197

Dear Sir/Madam:

Enclosed are copies of USAA Financial Advisors, Inc.'s annual certified financial statements, which include Form X-17A-5 Part III required by Rule 17a-5(d), for the fiscal year ended December 31, 2018.

Also enclosed is a copy of USAA Financial Advisors, Inc.'s SIPC-7 Report, for the fiscal period January 1, 2018 through December 31, 2018, and its Report of Independent Accountants on Applying Agreed-Upon Procedures.

If you need any further information, please call me at (210) 300-8597.

Sincerely,

Chris Elmore
FASG Governance & Regulatory Reporting
BoD/EC Operational Planning Manager

Enclosures

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

SEC Mail Processing Section MAR 01 2019 Washington DC 416

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2466*********************MIXED AADC 220
66197 FINRA DEC
USAA FINANCIAL ADVISORS INC
ATTN LAURA BROWN COMPL/ADMIN
9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO, TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,916

B. Less payment made with SIPC-6 filed (exclude interest) (4,207)

July27, 2018
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 4,709

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,709

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 19.

Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,943,685
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 5,943,685
2e. General Assessment @ .0015	$ 8,916 (to page 1, line 2.A.)


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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Management of
USAA Financial Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of USAA Financial Advisors, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an



opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2019